SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  19 July 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 19 July 2004
              re:  Disposal


119/04                                                              19 July 2004


LLOYDS TSB ANNOUNCES SALE OF BUSINESSES IN ARGENTINA AND COLOMBIA

Lloyds TSB Group has today announced the sale of businesses in Argentina and Colombia. The sales continue the process started last year with the sale of The National Bank of New Zealand and the Group's operations in Brazil, and will allow the Group to concentrate on its core franchises.

Lloyds TSB Group has agreed the transfer by its wholly owned subsidiary, Lloyds TSB Bank plc, of the business of its branch in Argentina, to Banco Patagonia Sudameris S.A. At 30 June 2004 the net assets to be transferred, as consolidated in the Group balance sheet, totalled approximately GBP8 million.

The Group has also agreed the sale of its principal businesses in Colombia comprising its interests in Lloyds TSB Bank S.A. and in Lloyds Trust S.A. and certain offshore assets, to Primer Banco del Istmo, S.A. At 30 June 2004 the net assets of the businesses and the offshore assets to be sold totalled approximately GBP34 million.

The transfers are subject to approval by the relevant regulatory authorities. Some GBP13 million of goodwill relating to the earlier acquisition of minority shares in the Colombian business is being written-off in the Lloyds TSB Group profit and loss account for the half-year to 30 June 2004. Upon completion, the net impact of the disposals to be recognised in the Group profit and loss account is not expected to be material.

Eric Daniels, Lloyds TSB Group Chief Executive, said:

"These transactions will further focus the Group on its main franchises, where we believe there are significant opportunities for growth."


                                    - ends -


                                                                       ..../more

For further information:

Investor Relations
Michael Oliver                                      +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon                                          +44 (0) 20 7356 1264
Senior Manager, Investor Relations
E-mail: ian.gordon@ltsb-finance.co.uk

Media
Terrence Collis                                     +44 (0) 20 7356 2078
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh                                          +44 (0) 20 7356 2121
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk


FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     19 July 2004